August 5, 2026

Management’s Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the “Company") should be read in conjunction with the unaudited interim condensed consolidated financial statements (the "Financial Statements") for the three and six months ended June 30, 2026 and 2025, the Company’s 2025 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2025, and the cautionary statements regarding forward-looking information and statements in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, technological, and environmental conditions. Additionally, other factors and events may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 20, 2026 and the AIF, both of which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively, as well as in the Annual Report on Form 40-F, which is available on the Company’s EDGAR profile at www.sec.gov/edgar.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, in particular IAS 34 “Interim Financial Reporting”, and is presented in United States dollars ("USD") unless otherwise stated.

Outlook

We continue to see favorable multi-year fundamentals across our core markets, driven by increasing natural gas and liquids production. Operating results are expected to be underpinned by the highly contracted Energy Infrastructure ("EI") product line and the recurring nature of After-Market Services ("AMS"). The EI product line is supported by customer contracts expected to generate approximately $1.2 billion of revenue over their remaining terms.

Performance for Enerflex's Engineered Systems ("ES") product line is expected to benefit from healthy demand for compression and processing equipment across our key markets and a backlog of approximately $1.5 billion as at June 30, 2026, the majority of which is expected to convert into revenue over the next 12 months. Interest in distributed power solutions also continues to build, with our pipeline of opportunities now exceeding seven gigawatts across data center and other power generation applications.

Enerflex's strategic priorities include:

(1)
driving productivity improvements across the Company’s global operations through operational excellence;
(2)
focusing on the highest-value growth opportunities and markets where the Company can win, including advancing opportunities in distributed power generation alongside its core natural gas infrastructure markets; and

M-1

(3)
allocating capital to drive long-term value creation through disciplined growth, maximizing free cash flow, and providing direct shareholder returns.

Capital Allocation

Enerflex is refining its capital expenditure guidance for 2026, with the Company now targeting organic capital expenditures of $185 million to $195 million (prior guidance of $175 million to $195 million). This includes: (1) organic growth capital expenditures of approximately $100 million (prior guidance of $90 million to $100 million); (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million to support the Company’s ES business and activity in adjacent markets, including electric power generation.

Organic growth capital spending will continue to focus on customer supported opportunities and primarily allocated to expand the Company’s contract compression fleet in the USA. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production and capital spending discipline from market participants.

Enerflex continues to evaluate selective, disciplined bolt-on acquisition opportunities. Inorganic growth will be focused on enhancing capabilities and accelerating scale in the Company’s core North American markets. All opportunities will be balanced with Enerflex’s focus on maintaining a strong financial position and opportunities to provide direct shareholder returns.

M-2 Q2 2026 Report

Summary Results

	Three months ended June 30,			Six months ended June 30,
($ millions, except per share amounts, percentages and ratios)	2026		2025	2026		2025
Revenue	$582		$615	$1,166		$1,167
Gross margin ("GM")	139		139	284		267
GM as a percentage of revenue ("GM %")	23.9%		22.6%	24.4%		22.9%
Selling, general and administrative expenses (“SG&A”)	81		61	160		118
Operating income	58		76	126		147
EBITDA[1]	94		134	204		239
EBIT[1]	57		92	130		158
Net earnings	30		60	73		84
Earnings per share - basic	0.25		0.49	0.60		0.68
Long-term debt	529		679	529		679
Net debt[2]	455		608	455		608
Cash provided by (used in) operating activities	89		(4)	121		92

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,453		$1,227	$1,453		$1,227
ES bookings[3]	488		365	971		570
EI contract backlog[4]	1,193		1,462	1,193		1,462
GM before depreciation and amortization (“GM before D&A”)[5]	173		175	352		336
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	29.7%		28.5%	30.2%		28.8%
Adjusted EBITDA[6]	128		130	265		243
Free cash flow[7]	32		(39)	47		46
Bank-adjusted net debt to EBITDA ratio[7]	0.8	x	1.3x	0.8	x	1.3x
Return on capital employed (“ROCE”)[7,8]	15.4%		16.4%	15.4%		16.4%

1 EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before net finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalents, as presented in the Financial Statements.

3 Refer to the “ES Backlog and Bookings” section of this MD&A for further details.

4 Refer to the “EI Contract Backlog” section of this MD&A for further details.

5 Refer to the “Gross Margin before D&A by Product Line and Recurring Gross Margin before D&A” section of this MD&A for further details.

6 Refer to the “Adjusted EBITDA” section of this MD&A for further details.

7 Refer to the “Non-IFRS Measures” section of this MD&A for further details.

8Determined by using the trailing 12-month period.

M-3

Results Overview

•
Enerflex generated revenue of $582 million for the three months ended June 30, 2026, a decrease of $33 million compared to the same period in 2025. The decrease was primarily driven by lower ES revenue resulting from project sequencing and resource allocation for expansion of the USA contract compression fleet in North America (“NAM”), partially offset by stronger AMS parts sales and service utilization in NAM and Latin America ("LATAM"). Revenue for the six months ended June 30, 2026 of $1.2 billion was consistent with the same period in 2025, impacted by lower NAM ES revenue in the second quarter, lower EI asset sales in LATAM, and reduced AMS activity in the first quarter of the year. These decreases were largely offset by strong NAM ES activity in the first quarter of the year and increased EI revenue from the Bisat-C Expansion project in Eastern Hemisphere (“EH”) and increased EI horsepower deployed in NAM.
•
Gross margin for the three months ended June 30, 2026 was $139 million and 23.9%, compared to $139 million and 22.6% in the same period of 2025. The gross margin performance was primarily driven by EI margin contribution from the Bisat-C Expansion and increased horsepower deployed in NAM, and increased AMS contribution, offset by lower contribution from the ES product line and lower EI asset sales in LATAM. The increased gross margin percentage was the result of higher margin contribution from the EI product line. Gross margin for the six months ended June 30, 2026 was $284 million and 24.4%, increasing from $267 million and 22.9% for the same period of 2025, attributable to higher EI margin contribution from EH and NAM, partially offset by lower AMS activity in the first quarter.
•
SG&A was $81 million and $160 million for the three and six months ended June 30, 2026, increasing by $20 million and $42 million compared to the same periods in 2025. The increases were primarily driven by higher share-based compensation expense resulting from an increased share price, costs associated with enhanced capabilities to support growth and optimization across the business, and costs incurred for strategic restructuring activities including the divestiture of AMS operations in the Asia Pacific (the "APAC") region.
•
Net earnings of $30 million ($0.25 per share) and $73 million ($0.60 per share) for the three and six months ended June 30, 2026 decreased compared to the same periods in 2025, attributable to higher SG&A and lower unrealized gains on redemption options in the current quarter, partially offset by lower net finance costs. Net earnings for the six months ended June 30, 2026 was also impacted by higher gross margin.
•
Adjusted EBITDA of $128 million for the three months ended June 30, 2026 decreased from $130 million in the same period in 2025. The decrease was primarily attributable to increased SG&A resulting from costs associated with enhanced capabilities. Adjusted EBITDA of $265 million for the six months ended June 30, 2026, increased from $243 million in the same period of 2025, predominantly driven by higher gross margin and contribution from the Bisat-C Expansion in EH, partially offset by higher SG&A.
•
Cash provided by operating activities of $89 million for the three months ended June 30, 2026 increased compared to cash used of $4 million for the same period in 2025, mainly attributable to a net working capital recovery in the current period, compared to a use in the same period of 2025. Cash provided by operating activities of $121 million during the six months ended June 30, 2026 increased compared to $92 million in the same period of 2025, mainly attributable to higher funds generated from operations. Continued strong operating cash flows continue to support investments in the business, including fleet growth initiatives, while also supporting debt repayment.
•
Free cash flow ("FCF") generated was $32 million during the second quarter of 2026, compared to a use of $39 million in the same period of 2025. The improvement was attributable to lower use of working capital, partially offset by higher capital expenditures and lower proceeds from sale of EI assets in LATAM. FCF of $47 million during the six months ended June 30, 2026, increased slightly compared to $46 million during the same period in 2025, attributable to increased funds generated from operations, partially offset by increased capital expenditures, lower proceeds on sale of EI assets in LATAM, and higher use of working capital in the first quarter of 2026.

M-4 Q2 2026 Report

•
Return on capital employed (“ROCE”) decreased to 15.4% in the three months ended June 30, 2026, compared to 16.4% in the same period in 2025. The decrease reflects lower EBIT generated in the second quarter of 2026, attributable to higher SG&A and lower unrealized gains on redemption options.
•
During the quarter, Enerflex entered into an amended and restated credit agreement with respect to its syndicated secured revolving credit facility (the “RCF”). The maturity date of the RCF has been extended by approximately one year to June 30, 2029, and availability is unchanged at $800 million, however the RCF limit may now be increased by $200 million at the request of the Company, subject to the lenders’ consent compared to $50 million previously. The amendment supports the Company's liquidity and financial flexibility.
•
Enerflex continues to manage its leverage ratio through strong performance and disciplined capital allocation, which resulted in a reduction of its net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio to approximately 0.8x at the end of the second quarter of 2026. At June 30, 2026, the Company was in compliance with its covenants.
•
The Company invested $53 million in capital expenditures ("CAPEX") during the three months ended June 30, 2026, comprised of $18 million in maintenance expenditures across the global EI assets and PP&E, and $35 million in growth expenditures, primarily allocated to expand the Company's contract compression fleet in the USA.
•
ES backlog was $1.5 billion at June 30, 2026, increasing from $1.1 billion at December 31, 2025. The increase was primarily attributable to new bookings secured in NAM and LATAM segments, partially offset by advancement of ES projects in NAM during the six months ended June 30, 2026. Enerflex's backlog continues to provide strong visibility into future revenue generation and business activity levels for the ES product line.
•
Enerflex recorded ES bookings of $488 million during the three months ended June 30, 2026, compared to $365 million during the same period of 2025, primarily driven by continued steady client demand for compression and processing products in NAM. ES bookings included a broad mix of end markets, including cryogenic gas processing, refrigeration for LNG export, large compression stations and power generation. The ES product line has realized a stronger book-to-bill ratio (calculated as bookings divided by revenue) of 1.6x during the three months ended June 30, 2026, primarily due to higher bookings and lower ES revenue during the quarter attributable to project sequencing and resource allocation for expansion of the USA contract compression fleet. Stronger ES book-to-bill ratio indicates that new bookings continue to well outpace revenue recognition. Enerflex recorded ES bookings of $971 million during the first half of 2026, compared to $570 million during the same period of 2025.
•
Enerflex's EI contract backlog of $1.2 billion at June 30, 2026, has decreased from $1.3 billion at December 31, 2025, attributable to revenue recognized during the six months ended June 30, 2026, partially offset by new EI bookings across all segments.
•
During the first quarter of 2026, Enerflex entered into a definitive agreement to divest most of its AMS operations in the APAC region to INNIO Group, with closing expected in the second half of 2026 subject to customary conditions and regulatory approvals. The related assets and liabilities are classified as held for sale. Refer to Note 5 of the Financial Statements.
•
During the second quarter, the Company aligned its Canadian and USA operations under a unified North American framework to enhance collaboration, leverage scale, improve operational efficiency, and strengthen customer service across the region.

M-5

•
Enerflex is closely monitoring the conflict in the Middle East, and to-date, the Company’s operations in the region have operated uninterrupted. Local teams have established response processes and contingency planning, ensuring continued safety of our people and reliability of the Company’s operations. Enerflex’s operations in the Middle East, which are principally in Bahrain and Oman comprise 17 distinct natural gas and produced water projects, and an installed compression and power generation fleet of approximately 350,000 horsepower.
•
Enerflex has secured a commitment for gas compression stations in the Vaca Muerta unconventional play in Argentina. The equipment is supported by a long-term EI and AMS contract with a strategic client partner.
•
Subsequent to June 30, 2026, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on September 2, 2026 to shareholders of record on August 19, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

M-6 Q2 2026 Report

Adjusted EBITDA

Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation which fluctuates based on share price that can be influenced by factors not directly relevant to the Company's operations; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption options associated with the senior notes; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and are not indicative of the ongoing normal operations of the Company.

The Company incurred costs associated with strategic restructuring initiatives to enhance operational efficiency, including the planned disposition of its APAC operations and the restructuring of its NAM business. These initiatives commenced in the first quarter of 2026 and the adjustment to the second quarter results reflects restructuring-related costs incurred during the first six months of the year which are not considered to be in the normal course of continuing operations and are directly attributable to the execution of the Company's business optimization activities.

Adjusted EBITDA is presented by reporting segment as follows:

	Three months ended June 30, 2026
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$30
Income taxes[1]				15
Net finance costs[1,2]				12
EBIT[3]	$33	$13	$10	$57
Depreciation and amortization	16	9	12	37
EBITDA	$49	$22	$22	$94
Restructuring and transaction costs	3	-	2	5
Share-based compensation	13	3	3	19
Impact of finance leases
Principal payments received	-	-	11	11
Unrealized gain on redemption options[3]				(1)
Adjusted EBITDA	$65	$25	$38	$128

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $1 million unrealized gain on redemption options associated with the USD denominated senior unsecured notes (the "2031 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended June 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings [1]				$60
Income taxes[1]				14
Net finance costs[1,2]				18
EBIT[3]	$51	$20	$6	$92
Depreciation and amortization	15	10	17	42
EBITDA	$66	$30	$23	$134
Share-based compensation	2	1	-	3
Impact of finance leases
Principal payments received	-	-	8	8
Unrealized gain on redemption options[3]				(15)
Adjusted EBITDA	$68	$31	$31	$130

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $15 million unrealized gain on redemption options associated with the 9.0% senior secured notes (the "2027 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

M-7

	Six months ended June 30, 2026
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$73
Income taxes[1]				35
Net finance costs[1,2]				22
EBIT[3]	$71	$31	$22	$130
Depreciation and amortization	31	19	24	74
EBITDA	$102	$50	$46	$204
Restructuring and transaction costs	3	-	2	5
Share-based compensation	28	6	7	41
Impact of finance leases
Principal payments received	-	-	21	21
Unrealized gain on redemption options[3]				(6)
Adjusted EBITDA	$133	$56	$76	$265

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $6 million unrealized gain on redemption options associated with the 2031 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Six months ended June 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$84
Income taxes[1]				33
Net finance costs[1,2]				41
EBIT[3]	$89	$39	$18	$158
Depreciation and amortization	31	21	29	81
EBITDA	$120	$60	$47	$239
Impact of finance leases
Principal payments received	-	-	16	16
Unrealized gain on redemption options[3]				(12)
Adjusted EBITDA	$120	$60	$63	$243

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $12 million unrealized gain on redemption options associated with the 2027 Notes. Debt is managed within Corporate and is not allocated to reporting segments.

Refer to the section “Segmented Results” of this MD&A for information about results by reporting segment.

M-8 Q2 2026 Report

ES Backlog and Bookings

Enerflex monitors its ES backlog and bookings as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES projects decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. In the event a project is cancelled, the remaining contract price associated with the unsatisfied performance obligation is derecognized from the backlog. ES backlog represents unsatisfied performance obligations related to the ES product line, and further information on recognition of revenue from the ES backlog is included in Note 8 of the Financial Statements.

Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

ES backlog was $1.5 billion at June 30, 2026, increasing from $1.1 billion at December 31, 2025. The increase was primarily attributable to new bookings secured in NAM and LATAM segments, partially offset by advancement of ES projects in NAM during the six months ended June 30, 2026. Enerflex's ES backlog continues to provide strong visibility into future revenue generation and business activity levels.

The sustained level of backlog over a two-year period reflects stable demand for Enerflex's ES solutions across global energy infrastructure markets. The 8-quarter average also serves as a key indicator of operational consistency and revenue visibility, smoothing out short-term fluctuations in ES bookings and project timings. This trend demonstrates that the ES product line continues to benefit from a diversified portfolio of gas compression and processing projects, reinforcing management's confidence in the ES product line's ability to generate predictable revenue and margin performance in the near-term.

ES backlog for the past 8 quarters are illustrated below in millions:

Enerflex recorded ES bookings of $488 million during the three months ended June 30, 2026, an increase from $365 million during the same period of 2025, driven by continued demand for the Company's compression and processing products. Enerflex recorded ES bookings of $971 million during the first half of 2026, compared to $570 million during the same period of 2025.

The ES product line realized a stronger book-to-bill ratio of 1.6x during the three months ended June 30, 2026, indicating that new bookings continue to well outpace revenue recognition. The current ratio supports near-term revenue visibility and reflects a stable demand environment. The 8-quarter average book-to-bill ratio of 1.1x is an indication that the Company is consistently replenishing its backlog in line with project execution.

ES backlog and bookings by reporting segment are disclosed in the “Segmented Results” section of this MD&A.

M-9

EI Contract Backlog

The Company’s EI contract backlog is recognized from lease agreements executed with clients for leasing and operations and maintenance of the Company’s EI assets. Lease agreements executed during the period increase EI contract backlog while revenue recognized on EI assets decreases the EI contract backlog in the period the revenue is recognized. EI contract backlog represents unsatisfied performance obligations related to the EI product line, and further information on recognition of revenue from the EI contract backlog is included in Note 8 of the Financial Statements.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	June 30, 2026	December 31, 2025
NAM	$143	$160
LATAM	337	361
EH	713	800
Total EI contract backlog	$1,193	$1,321

Enerflex's EI contract backlog of $1.2 billion at June 30, 2026, decreased from the $1.3 billion at December 31, 2025, attributable to revenue recognized during the six months ended June 30, 2026, partially offset by new EI bookings across all segments.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which is supported by Enerflex’s corporate functions. Corporate overhead is allocated to operating segments based on revenue. In assessing its reporting segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

M-10 Q2 2026 Report

NAM

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2026	2025	2026	2025
ES backlog	$1,410	$1,048	$1,410	$1,048
ES bookings	469	357	932	526
EI contract backlog	143	152	143	152
Segment revenue	$406	$435	$825	$803
Intersegment revenue	(7)	(2)	(8)	(8)
Revenue	$399	$433	$817	$795
EI	$42	$38	$82	$74
AMS	70	64	125	124
ES	287	331	610	597
Revenue	399	433	817	795

EI	20	17	39	35
AMS	12	12	20	20
ES	50	58	109	102
GM	82	87	168	157
GM %	20.6%	20.1%	20.6%	19.7%

EI	31	28	61	54
AMS	14	13	23	23
ES	52	59	113	105
GM before D&A	97	100	197	182
GM before D&A %	24.3%	23.1%	24.1%	22.9%

SG&A	49	35	98	67
Foreign exchange loss	1	2	-	2
Operating income	32	50	70	88
EBIT	33	51	71	89
EBITDA	49	66	102	120
Adjusted EBITDA	65	68	133	120

ES backlog increased to $1.4 billion at June 30, 2026. ES bookings of $469 million for the second quarter of 2026 increased by $112 million compared to the same period in 2025, attributable to stronger activity levels in the region. The continued strong bookings reflect sustained demand within the energy sector.

Revenue for the three months ended June 30, 2026 decreased by $34 million compared to the same period in 2025, primarily driven by lower ES revenue due to project sequencing and resource allocation for expansion of the USA contract compression fleet in the second quarter of 2026. These were partially offset by higher AMS revenue driven by parts sales and additional horsepower deployed in the EI business. Revenue increased by $22 million during the six months ended June 30, 2026, compared to the same period in 2025, primarily driven by higher revenue across all product lines, with higher ES operational activity in the first quarter of 2026.

Gross margin decreased by $5 million during the three months ended June 30, 2026, compared to the same period in 2025, primarily attributable to lower contribution from the ES product line, partially offset by increased EI contribution. Gross margin increased by $11 million during the six months ended June 30, 2026, compared to the same period in 2025, attributable to higher ES operational activity in the first quarter of 2026 and increased horsepower deployed in the EI business.

SG&A expenses increased by $14 million and $31 million for the three and six months ended June 30, 2026, compared to the same periods in 2025, primarily driven by higher share-based compensation resulting from increased share price and costs to support business growth and optimization.

At June 30, 2026, the USA contract compression fleet totaled 496,000 horsepower. The average utilization for the three and six months ended June 30, 2026 of 93% remained relatively consistent with the 94% realized for the three and six months ended June 30, 2025.

M-11

LATAM

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2026	2025	2026	2025
ES backlog	$25	$9	$25	$9
ES bookings	18	1	35	6
EI contract backlog	337	422	337	422
Segment revenue	$92	$89	$170	$191
Intersegment revenue	-	-	-	-
Revenue	$92	$89	$170	$191
EI	$62	$69	$125	$143
AMS	19	15	32	35
ES	11	5	13	13
Revenue	92	89	170	191

EI	21	24	45	47
AMS	5	4	9	10
ES	1	-	1	2
GM	27	28	55	59
GM %	29.3%	31.5%	32.4%	30.9%

EI	30	34	64	67
AMS	5	4	9	10
ES	1	-	1	2
GM before D&A	36	38	74	79
GM before D&A %	39.1%	42.7%	43.5%	41.4%

SG&A	12	9	23	19
Foreign exchange (gain)	(1)	(1)	(2)	(1)
Operating income	16	20	34	41
EBIT	13	20	31	39
EBITDA	22	30	50	60
Adjusted EBITDA	25	31	56	60

ES backlog of $25 million at June 30, 2026 reflects new bookings in the current quarter, partially offset by projects nearing completion. ES bookings of $18 million and $35 million for the three and six months ended June 30, 2026, increased compared to the same periods in 2025, primarily driven by new projects.

Revenue for the three months ended June 30, 2026 increased by $3 million compared to the same period in 2025, attributable to execution of ES projects and increased service utilization in the AMS business, partially offset by lower EI revenue resulting from asset sales in 2025. Revenue for the six months ended June 30, 2026 decreased by $21 million compared to the same period in 2025, primarily driven by the impact of EI asset sales in 2025 and lower AMS parts sales in the first quarter of 2026.

Gross margin decreased by $1 million and $4 million during the three and six months ended June 30, 2026, compared to the same periods in 2025, primarily due to lower contribution from the EI product line as a result of the impact of asset sales in 2025.

SG&A of $12 million and $23 million for the three and six months ended June 30, 2026, increased compared to the same periods in 2025, primarily driven by higher share-based compensation expense and costs incurred to support growth and optimization.

M-12 Q2 2026 Report

EH

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2026	2025	2026	2025
ES backlog	$18	$170	$18	$170
ES bookings	1	7	4	38
EI contract backlog	713	888	713	888
Segment revenue	$91	$93	$180	$182
Intersegment revenue	-	-	(1)	(1)
Revenue	$91	$93	$179	$181
EI	$44	$40	$90	$83
AMS	45	45	84	85
ES	2	8	5	13
Revenue	91	93	179	181

EI	18	12	40	28
AMS	11	10	19	20
ES	1	2	2	3
GM	30	24	61	51
GM %	33.0%	25.8%	34.1%	28.2%

EI	28	24	59	51
AMS	11	11	20	21
ES	1	2	2	3
GM before D&A	40	37	81	75
GM before D&A %	44.0%	39.8%	45.3%	41.4%

SG&A	20	17	39	32
Foreign exchange loss	-	1	-	1
Operating income	10	6	22	18
EBIT	10	6	22	18
EBITDA	22	23	46	47
Adjusted EBITDA	38	31	76	63

ES backlog of $18 million at June 30, 2026 decreased compared to $170 million at June 30, 2025, primarily attributable to the completion of construction and commencement of the Bisat-C Expansion project in the third quarter of 2025.

EI contract backlog of $713 million at June 30, 2026, decreased from $800 million at December 31, 2025, attributable to revenue recognition from existing contracts partially offset by new bookings.

Revenue for the three and six months ended June 30, 2026 decreased compared to the same periods in 2025, primarily attributable to ES projects nearing completion, partially offset by contribution from the Bisat-C Expansion.

Gross margin and gross margin percentage of $30 million, and $61 million for the three and six months ended June 30, 2026, improved compared to the same periods of 2025, primarily attributable to higher margin contribution from the EI business resulting from the Bisat-C Expansion and depreciation adjustment during the three months ended June 30, 2025.

SG&A increased by $3 million and $7 million for the three and six months ended June 30, 2026, compared to the same periods in 2025, primarily attributable to higher share-based compensation expense. SG&A for the six months ended June 30, 2025 also benefited from a non-recurring input tax refund.

M-13

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures include Adjusted EBITDA, ES bookings, ES book-to-bill ratio, GM before D&A, recurring GM before D&A, free cash flow, dividend payout ratio, bank-adjusted net debt to EBITDA ratio, and ROCE. These measures should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES bookings and ES book-to-bill ratio do not have a directly comparable IFRS measure.

Gross Margin before D&A by Product Line and Recurring Gross Margin before D&A

Enerflex’s three reporting segments oversee execution of three main product lines:

▪
EI: Infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power.
▪
AMS: Provision of after-market services such as mechanical maintenance, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, and long-term service agreements.
▪
ES: Engineer, design, and manufacture processing, compression, cryogenic, electric power, and treated water solutions.

EI and AMS product lines are considered recurring, as they are typically contracted and extend into future periods, generating ongoing revenue for the Company. While the EI and AMS contracts may vary in duration and are subject to cancellation, the Company believes they exhibit characteristics consistent with recurring business activities. In contrast, the ES product line is non-recurring, as individual sales do not typically generate repeat revenue after delivery of products. The Company does however, benefit from repeat business with many ES customers over time.

The Company uses GM before D&A to evaluate operational performance of each product line. GM before D&A is defined as gross margin excluding depreciation and amortization, which can vary based on the nature and origin of assets. The Company also presents recurring GM before D&A to evaluate its recurring business, and it is defined as GM before D&A from the EI and AMS product lines.

Presentation of GM before D&A and recurring GM before D&A improves transparency into the profitability and capital intensity across the Company's product lines and should not be considered in isolation from gross margin or as a replacement for measures prepared as determined under IFRS.

Reconciliation of GM before D&A and recurring GM before D&A to the most comparable IFRS measure is presented in the tables below.

	Three months ended June 30, 2026
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total
Revenue	$148	$134	$282	$300	$582
Cost of goods sold:
Operating expenses	59	104	163	246	409
Depreciation and amortization	30	2	32	2	34
Gross margin	$59	$28	$87	$52	$139
Gross margin %	39.9%	20.9%	30.9%	17.3%	23.9%
Gross margin before D&A	$89	$30	$119	$54	$173
Gross margin before D&A %	60.1%	22.4%	42.2%	18.0%	29.7%
% of total Gross margin before D&A	51.4%	17.3%	68.8%	31.2%

M-14 Q2 2026 Report

	Three months ended June 30, 2025
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total
Revenue	$147	$124	$271	$344	$615
Cost of goods sold:
Operating expenses	61	96	157	283	440
Depreciation and amortization	33	2	35	1	36
Gross margin	$53	$26	$79	$60	$139
Gross margin %	36.1%	21.0%	29.2%	17.4%	22.6%
Gross margin before D&A	$86	$28	$114	$61	$175
Gross margin before D&A %	58.5%	22.6%	42.1%	17.7%	28.5%
% of total Gross margin before D&A	49.1%	16.0%	65.1%	34.9%

	Six months ended June 30, 2026
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total

Revenue	$297	$241	$538	$628	$1,166
Cost of goods sold:
Operating expenses	113	189	302	512	814
Depreciation and amortization	60	4	64	4	68
Gross margin	$124	$48	$172	$112	$284
Gross margin %	41.8%	19.9%	32.0%	17.8%	24.4%
Gross margin before D&A	$184	$52	$236	$116	$352
Gross margin before D&A %	62.0%	21.6%	43.9%	18.5%	30.2%
% of total Gross margin before D&A	52.3%	14.8%	67.0%	33.0%

	Six months ended June 30, 2025
($ millions, except percentages)	EI	AMS	Recurring Product Lines	ES	Total

Revenue	$300	$244	$544	$623	$1,167
Cost of goods sold:
Operating expenses	128	190	318	513	831
Depreciation and amortization	62	4	66	3	69
Gross margin	$110	$50	$160	$107	$267
Gross margin %	36.7%	20.5%	29.4%	17.2%	22.9%
Gross margin before D&A	$172	$54	$226	$110	$336
Gross margin before D&A %	57.3%	22.1%	41.5%	17.7%	28.8%
% of total Gross margin before D&A	51.2%	16.1%	67.3%	32.7%

Free Cash Flow and Dividend Payout Ratio

The Company defines free cash flow ("FCF") as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease principal repayment, while proceeds on disposals of EI assets - operating leases and PP&E are added back. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. FCF is also used in calculating the dividend payout ratio.

M-15

Reconciliation of FCF to the most directly comparable IFRS measure, cash provided by (used in) operating activities is presented in the table below.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2026	2025	2026	2025
Funds from operations ("FFO")[1]	$87	$89	$182	$151
Net change in working capital and other	2	(93)	(61)	(59)
Cash provided by (used in) operating activities ("CFO")[2]	$89	$(4)	$121	$92
Less:
CAPEX - Maintenance and PP&E	(18)	(11)	(27)	(19)
CAPEX - Growth	(35)	(23)	(42)	(29)
Lease payments	(6)	(5)	(12)	(11)
Add:
Proceeds on disposals of EI assets - operating leases	2	4	7	13
Free cash flow	$32	$(39)	$47	$46

1Enerflex also refers to cash provided by operating activities before net change in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by (used in) operating activities as “Cash flow from Operations” or “CFO”.

The Company defines dividend payout ratio as dividends paid divided by free cash flow. Dividend payout ratio is used to assess the proportion of free cash flow returned to shareholders.

Dividend payout ratio for the trailing 12-months was as follows:

	June 30,
($ millions, except percentages)	2026	2025
Trailing 12-months dividends paid	$15	$14
Trailing 12-months free cash flow	231	200
Dividend payout ratio	6.5%	7.0%

Bank-Adjusted Net Debt to EBITDA Ratio

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the RCF and senior notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company’s capital allocation process. The ratio is calculated by taking trailing twelve months ("TTM") EBIT divided by capital employed. Capital employed is average debt and shareholders’ equity less average cash for the trailing four quarters.

	June 30,
($ millions, except percentages)	2026	2025

Trailing 12-months EBIT	$255	$279
Average capital employed
Average net debt[1]	$511	$620
Average shareholders’ equity[1]	1,140	1,077
Average capital employed	$1,651	$1,697
ROCE	15.4%	16.4%

1Based on a trailing four-quarter average.

M-16 Q2 2026 Report

Liquidity

The Company expects that cash flows from operations in 2026, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)		June 30, 2026
Cash and cash equivalents		$74
RCF	800
Less: Drawings on the RCF	(140)
Less: Letters of Credit[1]	(74)	586
Available liquidity		$660

1Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $24 million are funded from the $70 million LC Facility. Refer to Note 7 “Long-Term Debt” of the Financial Statements for further details.

Covenant Compliance

As at June 30, 2026, the Company met the covenant requirements of its funded debt, comprised of the secured RCF and the 2031 Notes, reflecting strong performance and cash flow generation, and Enerflex’s focus on repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company’s performance:

		Six months ended June 30
	2026			2025
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1	x	0.2x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	0.8	x	1.3x
Interest coverage ratio[3] – Minimum	2.5x	5.4	x	5.4x

1Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by TTM EBITDA, as defined by the Company’s lenders.

2Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.

3Interest coverage ratio is calculated by dividing the TTM EBITDA by interest expense over the same timeframe, as defined by the Company’s lenders.

Credit Rating

Enerflex’s credit ratings affect the cost and ability to access the capital markets, and it is the Company’s objective to maintain high quality credit ratings. As at August 5, 2026, S&P Global Ratings ("S&P"), Moody’s Investors Service, Inc. ("Moody’s"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the 2031 Notes:

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba2 (stable outlook)	BB (stable outlook)
2031 Notes	BB (stable outlook)	Ba3 (stable outlook)	BB (stable outlook)

M-17

Summarized Statements of Cash Flow

	Three months ended June 30,		Six months ended June 30,
($ millions)	2026	2025	2026	2025
Cash and cash equivalents, beginning of period	$47	$75	$81	$92
Cash provided by (used in):
Operating activities	89	(4)	121	92
Investing activities	(25)	(10)	(44)	(36)
Financing activities	(31)	10	(68)	(76)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1)	-	-	(1)
Cash and cash equivalents reclassified to assets held for sale	(5)	-	(16)	-
Cash and cash equivalents, end of period	$74	$71	$74	$71

Operating Activities

Cash provided by operating activities of $89 million for the three months ended June 30, 2026 increased compared to cash used of $4 million for the same period in 2025, mainly attributable to a net working capital recovery in the current period, compared to a use in the same period of 2025. Cash provided by operating activities of $121 million during the six months ended June 30, 2026, increased compared to $92 million in the same period of 2025, mainly attributable to higher funds generated from operations.

Investing Activities

Cash used in investing activities of $25 million and $44 million for the three and six months ended June 30, 2026, increased compared to $10 million and $36 million in the same periods in 2025. The increase was primarily due to higher capital expenditures and lower proceeds on sale of EI assets.

Financing Activities

During the three and six months ended June 30, 2026, cash used in financing activities was $31 million and $68 million, compared to cash provided of $10 million and cash used of $76 million in the same periods in 2025. The increased use of cash for financing activities was primarily due to higher repayments of the RCF, partially offset by the shares repurchased through the normal course issuer bid in 2025.

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes CAPEX invested in EI assets - operating leases as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets - operating leases, while growth expenditures are intended to expand the Company’s EI assets - operating leases. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, they are reclassified to cost of goods sold.

CAPEX and expenditures for finance leases are shown in the table below:

	Three months ended June 30,		Six months ended June 30,
($ millions)	2026	2025	2026	2025
Maintenance and PP&E	$18	$11	$27	$19
Growth	35	23	42	29
Total CAPEX	53	34	69	48
Expenditures for finance leases	-	37	-	56
Total CAPEX and expenditures for finance leases	$53	$71	$69	$104

M-18 Q2 2026 Report

Selling, General & Administrative Expenses

SG&A expenses are comprised of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2026	2025	2026	2025
Core SG&A1	$58	$52	$113	$106
Share-based compensation	19	3	41	-
Depreciation and amortization	3	6	6	12
Bad debt expense	1	-	-	-
Total SG&A	$81	$61	$160	$118

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

SG&A was $81 million and $160 million for the three and six months ended June 30, 2026, increasing by $20 million and $42 million compared to the same periods in 2025. The increases were primarily driven by higher share-based compensation expense resulting from an increased share price, costs associated with enhanced capabilities to support growth and optimization across the business, and costs incurred for strategic restructuring activities, including the APAC divestment.

Income Taxes

The Company reported income tax expense of $15 million and $35 million for the three and six months ended June 30, 2026, an increase compared to the $14 million and $33 million for the same periods in 2025. The increase is primarily attributable to higher net earnings from foreign jurisdictions.

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at June 30, 2026, compared to December 31, 2025:

($ millions)	Increase (Decrease)	Explanation
Current assets	142

Current assets increased primarily driven by an increase in accounts receivables due to strong activity levels in 2026. The increase also reflected a strategic inventory investment in the NAM ES business and a build of inventory for scheduled EI maintenance in LATAM as well as reclassification of non‑current assets associated with the APAC divestiture as held for sale. These increases were partially offset by decreases in unbilled revenue and cash and cash equivalents.

EI assets - finance leases receivable	(20)	Decrease in EI assets - finance leases receivable is due to principal payments received.
Goodwill	(17)	Goodwill decreased due to the classification of goodwill allocated to the APAC divestiture as held for sale.
Current liabilities	73

Increase in current liabilities is largely attributable to increased AP and accrued liabilities resulting from higher share-based compensation liability due to increased share price and timing of payments and vendor activities, and increased deferred revenue attributable to higher ES activity levels.

Other liabilities	17	Increase in other liabilities is primarily attributable to increased share-based compensation liability as a result of increased share price.
Long-term debt	(53)	Long-term debt has decreased primarily due to net repayment of the RCF.
Total shareholders' equity	77	Total shareholders' equity increased primarily due to net earnings for the six months ended June 30, 2026, partially offset by dividend payments in the first half of 2026.

M-19

Quarterly Summary

($ millions, except per share amounts and ratios)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
ES backlog	$1,453	$1,265	$1,110	$1,071	$1,227	$1,206	$1,280	$1,271
ES book-to-bill ratio	1.6	1.5	1.1	0.7	1.1	0.7	1.1	1.1
ES bookings	488	483	377	339	365	205	301	349
EI contract backlog	1,193	1,283	1,321	1,370	1,462	1,497	1,545	1,601
Revenue	582	584	627	777	615	552	561	601
GM	139	145	143	172	139	128	140	141
GM before D&A	173	179	177	206	175	161	174	176
SG&A	81	79	83	71	61	57	92	82
EBIT	57	73	43	82	92	66	47	74
EBITDA	94	110	83	122	134	105	92	122
Adjusted EBITDA	128	137	123	145	130	113	121	120
Net earnings (loss)	30	43	(57)	37	60	24	15	30
Earnings (loss) per share – basic	0.25	0.35	(0.47)	0.30	0.49	0.19	0.12	0.24
Earnings (loss) per share – diluted	0.25	0.35	(0.47)	0.30	0.49	0.19	0.12	0.24
FFO[1]	87	95	60	115	89	62	74	63
CFO[2]	89	32	179	74	(4)	96	113	98
Free cash flow	32	15	141	43	(39)	85	76	78
Cash dividends declared per share (CAD $)[3]	0.0425	0.0425	0.0425	0.0375	0.0375	0.0375	0.0375	0.0250
CAPEX – Maintenance & PP&E	18	9	20	18	11	8	21	14
CAPEX – Growth	35	7	14	15	23	6	11	2

1 FFO or “Funds from Operations” is also referred to by Enerflex as “Cash provided by operating activities before net change in working capital and other”.

2 CFO or “Cash flow from Operations” is also referred to by Enerflex as “Cash provided by (used in) operating activities”.

3 Cash dividend declared represents the declaration in the quarter.

Capital Resources

On July 31, 2026, Enerflex had 122,102,883 common shares outstanding. Enerflex has not established a formal dividend policy. Subsequent to June 30, 2026, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on September 2, 2026 to shareholders of record on August 19, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

At June 30, 2026, the Company had drawings of $140 million against the RCF (December 31, 2025 – $193 million). The weighted average interest rate on the RCF for the six months ended June 30, 2026 was 4.9% (Twelve months ended December 31, 2025 – 5.6%).

The composition of the borrowings on the 2031 Notes and RCF were as follows:

	Maturity Date	June 30, 2026	December 31, 2025
2031 Notes	January 15, 2031	$400	$400
Drawings on the RCF	June 30, 2029	140	193
		540	593
Deferred transaction costs		(11)	(11)
Long-term debt		$529	$582

Non-current portion of long-term debt		$529	$582
Long-term debt		$529	$582

At June 30, 2026, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $540 million.

M-20 Q2 2026 Report

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and that such liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, however the eventual results of outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of the Company’s or its subsidiaries’ outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In accordance with the arbitration timeline, the customer filed its Statement of Reply and Defence to Counterclaim in Q4 2025 to which the Company responded in Q1 2026 by filing its Statement of Rejoinder and Reply to Defence to Counterclaim. Enerflex disputes the customer’s claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the current stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer’s claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Through the ongoing arbitration proceedings, Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

As at June 30, 2026, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

M-21

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”). DC&P are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company’s evaluation, Management concluded that its DC&P were effective as of June 30, 2026.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the unaudited interim condensed consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation of Enerflex’s Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR and DC&P as of June 30, 2026, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”).

Based on the Company’s evaluation, Management concluded that its ICFR were effective as of June 30, 2026.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency. There have been no changes in the design of the Company’s ICFR during the three and six months ended June 30, 2026, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to June 30, 2026, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on September 2, 2026 to shareholders of record on August 19, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. FLI relates Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. FLI may contain, but is not limited to, words such as "anticipate", "future", “create”,

M-22 Q2 2026 Report

“continue”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “generate”, "should", "could", "would", "believe", "predict", "forecast", “future”, “opportunity”, "pursue", "potential", "objective", “focus”, “endeavor”, “commit”, “target”, “growth”, or “ensure”, or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this MD&A includes (without limitation) FLI pertaining to:

•
disclosures under the heading “Outlook” including:
o
that favorable multi-year fundamentals across Enerflex’s core markets, driven by increasing natural gas and liquids production, will continue;
o
the highly contracted EI product line and the recurring nature of AMS will underpin operating results;
o
customer contracts within Enerflex’s EI product line are expected to generate approximately $1.2 billion of revenue over their remaining terms;
o
expectations that the ES product line will benefit from healthy demand for compression and processing equipment across Enerflex’s key markets and the ES backlog;
o
the majority of the ES backlog as at June 30, 2026 will convert into revenue over the next 12 months;
o
the ability of the Company to realize and capitalize on a pipeline of opportunities across data center and other power generation applications, and the timing associated therewith, if at all;
o
Enerflex's ability to execute on its strategic priorities, and the timing associated therewith, if at all;
o
targeted organic capital expenditures during 2026 of $185 million to $195 million, including (i) organic growth capital expenditures of approximately $100 million; (2) maintenance capital expenditures of $70 million to $80 million; and (3) PP&E and infrastructure investments of approximately $15 million;
o
continued strength in the fundamentals for contract compression in the USA, led by expected increases in natural gas production and capital spending discipline from market participants;
o
the ability for Enerflex to identify and successfully execute selective, disciplined bolt-on acquisitions and the timing associated therewith, if at all;
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the anticipated completion of the divestiture of a majority of the Company’s operations in the APAC region (the “APAC Divestiture”), and the timing thereof, if at all;
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the conversion of a secured commitment for gas compression stations in the Vaca Muerta unconventional play in Argentina into a definitive binding agreement and the timing associated therewith, if at all;
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that the Board will set the Company’s quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the ability of the Company to continue to pay a sustainable quarterly dividend;
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ES backlog, the impact of project cancellations on ES backlog, and the ability to secure future bookings;
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the book-to-bill ratio of 1.6x during the three months ended June 30, 2026 supports near-term revenue visibility;
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the availability of free cash generated and that such cash may be used to fund non-operating activities including dividend payments, share repurchases, and other non-mandatory debt repayments, if any;

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expectations that cash flows from operations in 2026, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund Enerflex’s requirements for investments in working capital and capital assets;
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the ability of the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and 2031 Notes;
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the potential for the Company to incur costs related to the construction of EI assets determined to be finance leases; and
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expectations that potential liabilities that may arise in connection with outstanding lawsuits, arbitrations or other legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows.

FLI is based on assumptions, estimates, and analysis made in light of the Company’s experience and its perception of trends, current conditions, and expected developments, including assumptions and estimates as to associated timing and costs, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. FLI involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation:

•
expectations that acquisition opportunities will be available to the Company, the Company can evaluate and execute on such opportunities, and that adequate financial capacity and liquidity will remain available, all required regulatory, contractual and third-party approvals will be received, and any acquisitions can be successfully integrated;
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that all conditions to completion of the APAC Divestiture will be satisfied or waived in a timely manner, that all regulatory and other approvals required for completion of the APAC Divestiture will be obtained and obtained in a timely manner, that the transaction to effect the APAC Divestiture will be completed on the agreed terms, and that the expected benefits of the APAC Divestiture will be realized within the expected timeframes;
•
potential impacts of the evolving situation in the Middle East on Enerflex’s operations in Bahrain and Oman and the broader region;
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the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;
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natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2026;
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the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
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existing and strong commercial relationships with customers will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
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risks related to lawsuits, arbitrations or other legal proceedings;
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the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
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the Company’s backlog providing strong visibility into future revenue generation and business activity levels;
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no significant unforeseen cost overruns or project delays;
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the fulfillment by our customers of the terms of their contracts;

M-24 Q2 2026 Report

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the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets;
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the Company will successfully execute operational excellence initiatives and realize anticipated productivity improvements across its global operations;
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increased competition across all business lines;
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Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval;
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Enerflex will maintain sufficient financial flexibility to execute on its capital allocation priorities; and
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other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the Company believes that there is a reasonable basis for the FLI included in this MD&A, as a result of known and unknown risks, uncertainties, and other factors, Enerflex’s actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyber attacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, arbitrations or other legal proceedings, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in (i) Enerflex's AIF for the year ended December 31, 2025 and Enerflex’s 2025 Annual Report; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by Management and the Board as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company’s future operations and Management's current expectations regarding the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement and are given as of the date of this MD&A. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI or FOFI, whether as a result of new information, future events, or otherwise.

M-25